EXHIBIT 99.1

Just Energy Group Strengthens Risk Management Capability With the Addition of Insurance Wrap Protection

TORONTO, Oct. 09, 2018 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (TSX:JE; NYSE:JE) (“Just Energy” or the "Company"), a leading consumer company, specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options, is pleased to announce that it has entered into a Multi-Year Contingent Business Interruption Insurance Agreement (the “Insurance”) with Interstate Fire & Casualty Company (“IFCC”), a subsidiary of Allianz Global Corporate & Specialty SE. USI Insurance Services (“USI”) collaborated with Just Energy to customize and place the Insurance.

The Insurance provides up to USD $25 million of insured limit per event, USD $50 million per year and USD $225 million of limit over an eighty month term, covering risks such as loss of income due to natural perils, sabotage, terrorism including cyber-attack, increased cost of supply from damage to supply and distribution infrastructure, interruption due to damage to customer property, losses in excess of Just Energy’s weather derivative program recoveries, and any unforeseen or unplanned weather related loss. The coverage period starts as at August 1, 2018 and the initial premium is USD $9.5 million per annum adjustable annually depending on loss experience. The policy structure allows for annualized amount of up to USD $6.5 million return of premiums depending on loss experience and can be cancelled annually.

The Insurance complements Just Energy’s robust risk management program and is intended to mitigate the impacts to the Company due to, among other things, natural disasters, such as Hurricane Harvey and the January 2018 Winter Freeze in Texas.

Just Energy’s Chief Executive Officer and President, Pat McCullough, stated, “Securing this unique product further demonstrates Just Energy’s commitment to minimizing performance risk and increasing the level of stability and predictability in our future results. We have structured the coverage period to match closely with our five-year embedded gross margin and it is intended to remove a layer of uncertainty around our ability to realize the full value of that significant asset.  The Insurance is another example of our commitment to mitigate volatility to the business and we are proud to have a world class insurance company such as IFCC support us in mitigating this risk.”

About Just Energy Group Inc.

Established in 1997, Just Energy is a leading consumer company specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options. With offices located across the United States, Canada, the United Kingdom, Germany, Ireland and Japan, Just Energy serves approximately 1.6 million residential and commercial customers, providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy is the parent company of Amigo Energy, EdgePower Inc.,  Filter Group (aka Home Water), Green Star Energy, Hudson Energy, Interactive Energy Group, Just Energy Advanced Solutions, Tara Energy and terrapass.  Visit justenergygroup.com to learn more. Also, find us on Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These forward-looking statements include, but are not limited to the protection provided by the Insurance, the ability to mitigate the impacts of natural disasters and the reduction of volatility to the business and are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to general economic and market conditions, levels and rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. These risks are not necessarily all of the risks that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. We undertake no obligation to update publicly any forward-looking statement, whether as a result of new information or future events.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jim Brown
Chief Financial Officer
Just Energy
713-544-8191
jbrown@justenergy.com

or

Michael Cummings
Investor Relations
Alpha IR Group
617-461-1101
michael.cummings@alpha-ir.com